UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

G&K SERVICES, INC

(Name of Issuer)

Class A Common Stock, par value $0.50 per share

(Title of Class of Securities)

361268105

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13D -7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361268105		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 941,266

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 941,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,266

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.77%

14.	Type of Reporting Person IA; OO

CUSIP No. 361268105		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 941,266

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 941,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,266

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.77%

14.	Type of Reporting Person HC; OO

CUSIP No. 361268105		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 941,266

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 941,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,266

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.77%

14.	Type of Reporting Person HC; OO

CUSIP No. 361268105		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 941,266

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 941,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,266

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.77%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

This Amendment (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on September 19, 2016 (as amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.                                                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 Of Schedule 13D is hereby amended to add the following information for updating:

The aggregate amount of funds used by the Reporting Persons in purchasing the 121,475 Shares reported herein on behalf of PRA Master Fund have come directly from the assets of PRA Master Fund controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of PRA Master Fund was $11,572,982 (excluding commissions and other execution-related costs).

The aggregate amount of funds used by the Reporting Persons in purchasing the 69,767 Shares reported herein on Schedule A on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts that were bought to cover the short position described in the Schedule 13D that was established on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts have come directly from the assets of the Funds (other than PRA Master Fund) and the Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business and proceeds from the short sale of Shares. The aggregate amount of funds used by the Reporting Persons in purchasing such 69,767 Shares reported herein on Schedule A on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts was $6,684,870 (excluding commissions and other execution-related costs).

ITEM 4.                                                PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of the 13D with the SEC on September 19, 2016, the Reporting Persons acquired the additional 121,475 Shares reported herein on behalf of PRA Master Fund for the purpose of receiving the merger consideration described in the Schedule 13D upon consummation of the Merger. The Reporting Persons voted all the Shares reported on behalf of PRA Master Fund in favor of the Merger.

The Reporting Persons previously reported a 108,800 Share short position that was established after the public announcement of the Merger Agreement on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts as a hedge against the call options contracts described in the Schedule 13D purchased on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts. Since the filing of the 13D on September 19, 2016, the Reporting Persons had short sales of 141,142 Shares and purchased 69,767 Shares on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts to close out 69,767 Shares of such short position as of the close of business on December 19, 2016.  The Reporting Persons intend to close out the remaining short position on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts subject to prevailing market conditions.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.                                                INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in its Schedule 13Q filed with the SEC on November 1, 2016, that 19,722,051 Shares were issued and outstanding as of October 27, 2016.

(a)                                 As of the close of business on December 19, 2016, each of the Reporting Persons may have been deemed to have beneficial ownership of 941,266 Shares, which consists of 941,266 Shares held by Magnetar PRA Fund, and all such Shares represent 4.77% of the Shares.

(b)                                 As of the close of business on December 19, 2016, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 941,266 Shares, which consists of 941,266 Shares held by Magnetar PRA Fund, and all such Shares represented beneficial ownership of approximately 4.77% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto, the Reporting Persons had no transactions since the filing of the Schedule 13D on September 19, 2016 through the close of business on December 19, 2016.  All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Fund and each of the Managed Accounts. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ Global Select Market and various other trading markets.  The transactions in the call options contracts described below were effected in open market transactions on the Chicago Board of Options Exchange and various other trading markets.

(e)                                  Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on December 16, 2016, immediately following expiration of the call options contracts described in the Schedule 13D.

ITEM 6.                                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

As described in the Schedule 13D, the Reporting Persons previously reported that they purchased exchange-traded call options contracts on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts, which entitled the Funds (other than PRA Master Fund) and the Managed Accounts to purchase 2,176,000 Shares in the aggregate from the sellers of such call options contracts for $100 per Share. The call options contracts held on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts expired on December 16, 2016 without being exercised.

From September 29, 2016 to October 11, 2016, the Reporting Persons purchased exchange-traded call options contracts for $3,590 (excluding commissions and other execution-related costs) in the aggregate on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts, which entitled the Funds (other than PRA Master Fund) and the Managed Accounts to purchase 200,000 Shares in the aggregate from the sellers of such call options contracts for $100 per Share. Such call options contracts expired on November 16, 2016 without being exercised.

The funds used by the Reporting Persons in purchasing all such November call options contracts on behalf of the Funds (other than PRA Master Fund) have come directly from the assets of the Funds (other than PRA Master Fund) controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The funds used by the Reporting Persons in purchasing all such November call options contracts on behalf of the Managed Accounts have come directly from the assets of the Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business.  As described above, the aggregate amount of funds used by the Reporting Persons in purchasing the November call options contracts on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts was $3,590 (excluding commissions and other execution-related costs).

The 141,142 Shares described herein that were sold short on behalf of the Funds (other than PRA Master Fund) and the Managed Accounts were obtained by the Funds (other than PRA Master Fund) and the Managed Accounts from prime brokers pursuant to customary securities lending agreements.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2016

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

PRA Master Fund

Date	Number of Shares Bought (Sold)	Price Per Share($)(*)(**)
10/4/2016	13,230	$95.54277	(1)
10/5/2016	6,200	$95.50882	(2)
10/6/2016	29,300	$95.58211	(3)
10/7/2016	8,100	$95.15902	(4)
10/10/2016	4,430	$95.52949	(5)
10/11/2016	10,136	$95.30476	(6)
10/12/2016	12,111	$95.02662	(7)
11/1/2016	14,500	$94.70033	(8)
11/2/2016	19,120	$94.9568	(9)
11/3/2016	4,348	$94.629	(10)

(1) Reflects a weighted average purchase price of $95.54277 per share, at prices ranging from $95.45 to $95.96 per share.

(2) Reflects a weighted average purchase price of $95.50882 per share, at prices ranging from $95.4399 to $95.59 per share.

(3) Reflects a weighted average purchase price of $95.58211 per share, at prices ranging from $95.43 to $95.98 per share.

(4) Reflects a weighted average purchase price of $95.15902 per share, at prices ranging from $94.89 to $95.31 per share.

(5) Reflects a weighted average purchase price of $95.52949 per share, at prices ranging from $95.25 to $95.68 per share.

(6) Reflects a weighted average purchase price of $95.30476 per share, at prices ranging from $95.14 to $95.47 per share.

(7) Reflects a weighted average purchase price of $95.02662 per share, at prices ranging from $95.14 to $95.47 per share.

(8) Reflects a weighted average purchase price of $94.70033 per share, at prices ranging from $94.51 to $95.02 per share.

(9) Reflects a weighted average purchase price of $94.9568 per share, at prices ranging from $94.48 to $95.14 per share.

(10) Reflects a weighted average purchase price of $94.629 per share, at prices ranging from $94.40 to $94.93 per share.

(*) Excludes commissions and other execution-related costs.

(**) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

Funds (other than PRA Master Fund)

Date	Number of Shares Bought (Sold)	Price Per Share($)(*)(**)
9/30/2016	10,997	$95.80547	(1)
11/3/2016	13,300	94.5707	(2)
11/10/2016	10,083	$95.33108	(3)
12/12/2016	18,584	$96.54536	(4)
12/19/2016	16,803	$96.29733	(5)

(1) Reflects a weighted average purchase price of $95.80547 per share, at prices ranging from $95.49 to $95.90 per share.

(2) Reflects a weighted average purchase price of $95.5707 per share, at prices ranging from $94.475 to $94.65 per share.

(3) Reflects a weighted average purchase price of $95.33108 per share, at prices ranging from $95.15 to $95.45 per share.

(4) Reflects a weighted average purchase price of $95.54536 per share, at prices ranging from $96.54 to $96.60 per share.

(5) Reflects a weighted average purchase price of $96.29733 per share, at prices ranging from $96.185 to $96.40 per share.

(*) Excludes commissions and other execution-related costs.

(**) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

Funds (other than PRA Master Fund)

Date	Number of Shares Bought (Sold)	Price Per Share($)(2)(3)
9/23/2016	(10,000)	$96.36481	(1)
9/28/2016	(15,000)	$95.81253	(2)
9/29/2016	(1,250)	$95.95	(3)
10/7/2016	(10,000)	$95.07186	(4)
10/10/2016	(3,750)	$95.48318	(5)
10/11/2016	(5,000)	$95.39572	(6)
11/7/2016	(4,400)	$94.98648	(7)
11/11/2016	(25,000)	$96.02999	(8)
12/12/2016	(16,742)	$95.54	(9)
12/19/2016	(50,000)	$96.24682	(10)

(1) Reflects a weighted average sale price of $ 96.36481 per share, at prices ranging from $96.31 to $96.40 per share.

(2) Reflects a weighted average sale price of $95.81253 per share, at prices ranging from $95.81 to $95.85 per share.

(3) Reflects a weighted average sale price of $95.95 per share, at prices ranging from $95.95 to $95.95 per share.

(4) Reflects a weighted average sale price of $95.07186 per share, at prices ranging from $95.00 to $95.15 per share.

(5) Reflects a weighted average sale price of $95.48318 per share, at prices ranging from $95.45 to $95.54 per share.

(6) Reflects a weighted average sale price of $95.39572 per share, at prices ranging from $95.36 to $95.40 per share.

(7) Reflects a weighted average sale price of $94,98648 per share, at prices ranging from $94.90 to $95.15 per share.

(8) Reflects a weighted average sale price of $96.02999 per share, at prices ranging from $96.00 to $96.15 per share.

(9) Reflects a weighted average sale price of $95.54 per share, at prices ranging from $95.54 to $95.54 per share.

(10) Reflects a weighted average sale price of $96.24682 per share, at prices ranging from $96.20 to $96.425per share.

(*) Excludes commissions and other execution-related costs.

(**) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.